Manna

Entertainment Technology Food Software Eating and Drinking

Manna is the ultimate recipe app, digital kitchen tool and cooking community.

MANNA-APP.COM





Guy's mom is a Vegan, Kosher chef. He saw her working in her home kitchen with notebooks and post its filled with recipes that had been modified. He figured there must be a better way. Since we're foodies we examined the industry and our own home cooking experience, we saw pain points all around. We created Manna to solve those problems.

David Greenstein Co-Founder, CEO @ Manna

Why you may want to support us...

1. Food apps are divided between content and utility. We bridge that gap and empower the user.
2. Manna is driven by young ambitious founders, with the leadership of a CEO with 40 years experience.
3. Manna is built using top of the line tools. Most competitors are built on old legacy technology.
4. Manna has a diversity of revenue streams. Unlike many tech companies, profitability comes first.
5. Our brand is built by Graj and Gustavsen, which has 30 years of experience working with top brands.

Why investors ❤ us



Having spent my life in the food industry ,my interest in Manna has come from a in depth appreciation of the incredible technology that has brought such an elegant and simple solution to linking home cooks and their kitchens around the world.

Normally in the world of published recipes none of the power goes to the person cooking . With Manna the cook is given the ability to edit , experiment , customise and share --- And that is what cooking is all about .

In my mind Manna is the ultimate inspiration point , utility and cooking community builder available today.

Antony Greenstein (Related party, brother, to the CEO)

LEAD INVESTOR | INVESTING $50,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



David Greenstein
Co-Founder, CEO
Serial entrepreneur. Career CEO. Brand incubation expert.



Joshua Abady
Co-Founder, COO
Professional poker player. Teacher. Chess lover.



Rachel Abady
Co-Founder, CMO
Editor. Creative strategist. Community expert.



Guy Greenstein
Co-Founder, CTO
Professional nerd. Software engineer. Mobile app developer.



Alex Margaritas
Director, QA Engineering
Tech nerd always looking for more tech knowledge.



Simo Ferraro
Lead, User Experience Designer
Interface and interaction design, brand and visual identity, animation and prototyping.



Kyle Garb
Lead, Brand Designer & Creative Strategist
Developing brand direction and market strategies through design ideation, mockups, and market analysis.



Eric Gustavsen
Manna Partner | Owner, GRAJ + GUSTAVSEN
Brand - growth strategy and creative implementation in the areas of brand imaging, brand experience, brand extension, and licensing.



Ray Graj
Manna Partner | Owner, GRAJ + GUSTAVSEN
Strategic Brand Image and Positioning. Venture Development.

In the news

WeFunder - manna

John Frierson: "I never thought of food as data that you can slice and dice! With Manna you make that leap and realize there so many things you can do and share. Super intuitive and crazy fun." Jeff Strew:

August 7, 2020 @ manna-app.com

Finding a recipe online is tedious. So is using it.

When you look for a recipe online, it's littered with ads and then you have to scroll through someone's life story before you even reach the recipe. You're then forced to toggle between ingredients and directions while you're cooking, making the entire kitchen experience unnecessarily disjointed and tedious. None of the power actually goes to the user.


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Manna solves the problem with technology.

Cooking is personal – it should be fun, customizable and seamless. That's why we created the Manna app. It allows people to collect, create, modify, organize and share recipes. Our proprietary technology gives users a universal inspiration point, the most powerful creation and personalization tools, a home to share content and a platform to build community.

So what does Manna actually do? Well, a lot of things...


Recipe Scraping from URL:
Discover, Search, Scrape
Upload, Edit, Enhance:
Recipe editing
Cook, Create, Share:
Cookalong to make the recipe
Share to Feed:
Share it with the Manna community


Manna Recipe Scaler™ + Editor
Social Media Feed
User Profile
Customizable Cookbook
Recipe Swipe Mode
Manna Recipe Scanner™

Manna Scanner: Copy recipe URLs and paste them into the Manna Scanner, which pulls only the relevant ingredients, amounts and directions to create a formatted recipe in seconds within the app.

Recipe Editor: Create, edit, modify and personalize recipes. Replace ingredients, serving amounts and directions. All recipes render in a uniform format.

Cookalong: The power of Manna is in the technology. Whether your recipe comes from you, or the internet, Manna understands the recipe as delicious, consistent, data. Because of this design, any recipe that comes into the app is ready to be cooked.The Cookalong is like GPS for cooking – showing you step by step directions, ingredients and amounts.

Cookbook: Once you're done cooking, save and organize your recipes in your own personal cookbook. Save other people's recipes, too.

Swipe Mode: Swipe on recipe cards. Swipe right if you like it, swipe left if it's not for you and swipe up to add that to your cookbook.

Social Feed: Discover recipes directly in your feed, copy them, customize them, add them to your cookbook. Post photos and engage with other Manna users.

Manna was born from a love of food and family.

In April 2019, Guy Greenstein (CTO) was watching his Mom – a vegan kosher chef – cook with modified recipes printed on sticky notes, pasted into notebooks. Inspired by this painstaking process, Guy thought there must be a better way to do this. So, he called his best friend Josh Abady (COO), who called his sister, Rachel Abady (CMO). They all called David Greenstein. (CEO) and shook hands over a plate of french fries. The family and friends team came together, like Sunday dinners at home.



Manna Co-Founders: Josh (left), Guy (center) and Rachel (right)

Everyone is cooking at home.

We created Manna before #quarantinecooking to be the ultimate recipe app and interactive cooking platform that gives people a format to build community through food and cooking.

Manna was never meant to see the outside world until 2021. Then suddenly the world went inside because of COVID-19. We knew we had to move faster. Many small businesses are shuttering in the wake of the pandemic and start-ups are having a hard time securing crucial funding. But also millions of people are cooking at home and learning to nourish themselves, trying to share and stay connected while staying apart. We decided to embrace the current reality and release a an early version of the app to provide tools to help people adapt while they cook at home.


6:10 PM
manna
Grilled Vegan
Caesar Salad
Wholesome

We live what we're building everyday. We sit together for meals in between meetings; we cook new recipes using our app; we share food memes about garlic, we talk to our Manna users about how to improve our product.

We don't know what future looks like, but as a business, we are certain that we want the community we're serving to inform how the app evolves, just as food consumption, culture and business will evolve.

Join us! We're just getting started.

In 15 months we've turned an idea into an app, a brand, and a business. We already built a piece of technology that solves our own pain points in the kitchen. But we're not done yet.

The next step is to expand our team, grow our community, and add amazing new features like meal planning, in-app grocery shopping and printable cookbooks. And for that, we need you.

Investing in Manna means investing in a team of young entrepreneurs who are dedicated to creating a unique and powerful tool that connects kitchens around the world.

We're really proud of what we've built so far, but Manna can be so much more. We'll hire developers to improve the user experience, build partnerships, and launch marketing campaigns to tell the world about Manna. Join us!


"Food, to me, is always about cooking and eating with those you love and care for."
David Chang
manna

Investor Q&A

– COLLAPSE ALL

What does your company do?

We developed an iOS mobile application called Manna, with the goal of building a platform dedicated to food and home cooking. Our goal is to make home cooking a simpler, more streamlined experience for our users, as well as to give them a platform to share their creations with other food lovers. Manna's proprietary technology gives power to the user and bridges the gap between recipe content, discovery, utility and community.

Where will your company be in 5 years?

We want to change the food app space. Right now people are forced to have a variety of different apps to have a cohesive experience in the kitchen. Our goal is to become the universal destination for the millions of home cooks across America and the world.

Why did you choose this idea?

Guy's mom is a Vegan, Kosher chef. He saw her working in her home kitchen with notebooks and post its filled with recipes that had been modified. He figured there must be a better way. Since we're foodies we examined the industry and our own home cooking experience, we saw pain points all around. We created Manna to solve those problems.